TOWER ONE SECURES MLA WITH “WOM”- NOVATOR PARTNERS LLP.

March 3, 2021 - VANCOUVER, BC, CANADA – TOWER ONE WIRELESS CORP. (CSE: TO) (OTCQB: TOWTF) (Frankfurt: 1P3N) (“Tower One” or the “Company”) provides update on new customer in Colombia.

“We are very happy to announce we are now part of a handful of tower companies selected by WOM a new carrier in Colombia. WOM currently has great ambitions for the Colombian market and is estimating over 8,000 sites will be required in short order. Currently we are finalizing the first stage of this relationship allowing access to our existing tower base and helping us increase the tenant ratios. As a second stage we will assist in the build out of additional sites across Colombia.” Alejandro Ochoa – CEO Tower One Wireless

About WOM (Novator Partners LLP)
The UK-based investment fund Novator, owner of Chilean operator WOM, has announced the acquisition of a controlling stake in Colombian mobile operator Avantel. Novator acquired Nextel Chile in 2015 from US parent company when it had only 200k subscribers and rebranded into WOM, building a dynamic organization and instilling a challenger, customer centric-culture which has enabled the business to grow to serve over 6 million subscribers. WOM is Chile’s 4th mobile market entrant with over 20% market share.   https://novator.co.uk/

About Tower One
Tower One’s principal business is to build, own and operate multi-tenant wireless telecommunications infrastructure (“towers”) in Latin America. Tower One leases space on its towers to mobile network operators. The Company is focused on the build to suit tower industry whereby a long-term lease is secured with a tenant prior to building a tower. The Company operates in the three largest Spanish speaking countries in Latin America (Colombia, Mexico and Argentina) with a combined population of approximately 220 million people.

Contact Information:
Corporate Communications
Tel:        +1 917 546 3016
E-mail:   info@toweronewireless.com
Website: www.toweronewireless.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

FORWARD LOOKING STATEMENTS

Certain statements in this release are forward-looking statements, which include regulatory approvals and other matters. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such information can generally be identified by the use of forwarding looking wording such as “may”, “expect”, “estimate”, “anticipate”, “intend”, “believe” and “continue” or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s expectation of obtaining the acceptance of new towers by the Company’s customers. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific that contributes to the possibility that the predictions, estimates, forecasts, projections and other forward-looking statements will not occur. Forward-looking statement are necessarily based upon a number of factors that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements express or implied by such statements. These assumptions, risks and uncertainties include, among other things, the state of the economy in general and capital markets in particular, the impact of the ongoing COVID-19 pandemic, present and future business strategies, the environment in which the Company will operate in the future, and other factors, many of which are beyond the control of the Company. While such estimates and assumptions are considered reasonable by the management of the Company, they are inherently subject to significant business, economic, competitive and regulatory uncertainties and risks. The Company assumes no obligation to update any forward-looking statements or forward-looking information referenced herein, whether as a result of new information events or otherwise, except as required by applicable securities laws.